FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005
[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	Estimated average burden hours per response.... 0.5

(Print or Type Responses)
1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Leach, Anthony R.			Occidental Petroleum Corporation
			OXY				Director	10% Owner
(Last) (First) (Middle)							X Officer (give title	Other (specify
Occidental Petroleum Corporation		3.	I.R.S. Identification Number	4.	Statement for Month/Day/Year		below)	below)
10889 Wilshire Boulevard			of Reporting Person, if an
			entity (voluntary)		07/17/2002
(Street)							Vice President - Finance
				5.	If Amendment, Date of Original
Los Angeles, California 90024					(Month/Year)
						7.	Individual or Joint/Group Filing (Check Applicable Line)
(City) (State) (Zip)							X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1.	Title of Security	2.	Transaction	2a.	Deemed	3.	Transaction Code	4.	Securities Acquired (A) or		5.	Amount of	6.	Ownership	7.	Nature of
	(Instr. 3)		Date		Execution			Disposed of (D)				Securities		Form:		Indirect
					Date, if any		(Instr. 8)					Beneficially		Direct (D) or		Beneficial
			(Month/Day/					(Instr. 3, 4 and 5)				Owned at End		Indirect (I)		Ownership
			Year)		(Month/Day/							of Month
					Year)	Code	V	Amount	(A) or (D)	Price		(Instr. 3 and 4)		(Instr. 4)		(Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued)                               Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative	2.	Conver-	3.	Trans-	3a.	Deemed	4.	Transac-	5.	Number of Deriv-	6.	Date Exer-	7.	Title and Amount of	8.	Price	9.	Number	10.	Owner-	11.	Na-
Security	sion or	action	Execu-	tion Code	ative Securities	cisable and Ex-	Underlying	of	of Der-	ship	ture
(Instr. 3)	Exercise	Date	tion	(Instr. 8)	Acquired (A) or	piration Date	Securities	Deriv-	ivative	Form	of In-
Price of	Date,	Disposed of (D)	(Month/Day/	(Instr. 3 and 4)	ative	Secur-	of De-	direct
Deriv-	(Month/	if any	(Instr. 3, 4 and 5)	Year)	Secur-	ities	rivative	Bene-
ative	Day/	ity	Bene-	Secur-	ficial
Security	Year)	(Month/	ficially	ity:	Own-
Day/	(Instr.	Owned	Direct	ership
Year)	Date	Expira-	Amount or	5)	at End	(D) or	(Instr. 4)
Code	V	(A)	(D)	Exer-	tion	Title	Number of	of	Indi-
cisable	Date	Shares	Month	rect (I)
(Instr. 4)	(Instr. 4)

Employee stock option (right to buy)	$26.4300	07/17/02	A	V	40,000	(1)	07/17/12	Common Stock	40,000	40,000	D

Phantom stock units	1-for-1	07/17/02	A(2)	V	12,581	(3)	(3)	Common Stock	12,581	$26.4300	33,616	D

Explanation of Responses:

(1)    The option vests in three equal annual installments beginning on July 17, 2003.
(2)    Grant of restricted stock units pursuant to the the Occidental Petroleum Corporation 2001 Incentive Compensation Plan.
(3)    Phantom stock units to be settled for common stock upon retirement or termination of employment.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.	/s/ CHRISTEL H. PAULI **Signature of Reporting Person	October 11, 2002 Date
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.		Christel H. Pauli, Attorney-in-Fact for Anthony R. Leach